UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No.1 to

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ABN AMRO Holding N.V.
(Name of Subject Company (Issuer))
Barclays PLC
Barclays Investments (Netherlands) N.V.
(Names of Filing Persons (Offeror))

Ordinary Shares, par value €0.56 per share (“Ordinary Shares”)
and
American Depositary Shares, each representing one Ordinary Share (“ADSs”)
(Title of Class of Securities)

ADSs: CUSIP No. 000937102
(CUSIP Number of Class of Securities)

James Walker
Barclays PLC
200 Park Avenue
New York, New York 10166
United States of America
Tel. No: 1-212-412-4000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

George H. White
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No: 011-44-20-7959-8900

CALCULATION OF FILING FEE*

Amount of
Transaction Valuation(1)	Filing Fee(2)

$17,556,551,349	$538,987

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (i) the average of the high and low sales prices of the ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO” and, such ordinary shares, “ABN AMRO ordinary shares”) as reported on EurolistTM of Euronext Amsterdam N.V. on August 1, 2007 ($47.55) and the noon buying rate in New York City for cable transfers in euro as certified for customer purposes by the Federal Reserve Bank of New York on August 1, 2007, which was $1.3682 per €1.00, and (ii) the number of Barclays ordinary shares estimated to be issued (a) to holders of ABN AMRO ordinary shares in the United States in connection with the exchange offer and (b) to holders of American Depositary Shares of ABN AMRO in connection with the exchange offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, is $30.70 per $1 million (prorated for amounts less than $1 million) of the aggregate transaction values. Accordingly, the filing fee is calculated by multiplying the aggregate transaction value by 0.00003070. Pursuant to Rule 0-11(a)(2) under the Exchange Act, the filing fee has been offset by the registration fee paid in connection with the filing of the Registration Statement on Form F-4 of Barclays PLC, as amended (File No. 333-143666).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $558,993	Filing Party: Barclays PLC
Form or Registration No.: Registration	Date Filed: June 12, 2007
Statement on Form F-4 (No. 333-143666)
Amount Previously Paid: $512,548	Filing Party: Barclays PLC; Barclays (Netherlands) N.V.
Form or Registration No.: Amendment No. 4 to Registration Statement on Form F-4	Date Filed: August 3, 2007
(No. 333-143666)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 7, 2007 by Barclays PLC and Barclays Investments (Netherlands) N.V. The Statement relates to the offer by Barclays and Barclays Investments (Netherlands) to exchange 2.13 Barclays ordinary shares and €13.15 in cash for each ABN AMRO ordinary share, and 0.5325 Barclays ADSs and €13.15 in cash (paid in US dollars) for each ABN AMRO ADS, that is validly tendered (or defectively tendered provided that such defect has been waived by Barclays) and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer Document/Prospectus, dated August 6, 2007 (the “Offer Document/Prospectus”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meaning given to them in the Offer Document/Prospectus.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by reference to Exhibit (a)(5)(lxxxi) hereto.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by including the following exhibits:

(a)(5)(lxxviii)	Dutch offer memorandum, U.K. prospectus of Barclays PLC, Dutch prospectus of Barclays (Netherlands) N.V., circular to shareholders of Barclays PLC, each dated August 6, 2007, summary newspaper advertisement, dated August 7, 2007, and proxy forms for shareholders of Barclays PLC and questions and answers for shareholders of Barclays PLC (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 7, 2007)
(a)(5)(lxxix)	Questions and answers about the proposed merger (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 7, 2007)
(a)(5)(lxxx)	Investor presentation, dated August 8, 2007 (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 10, 2007)
(a)(5)(lxxxi)	Press release regarding receipt of DNB consent for merger with ABN AMRO (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 13, 2007)
(a)(5)(lxxxii)	Press release regarding issue of shares to China Development Bank and Temasek (incorporated by reference to filing made by Barclays pursuant to Rule 425 on August 15, 2007)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARCLAYS PLC

By:	/s/ Lawrence C. Dickinson
Name: Lawrence C. Dickinson
Title: Company Secretary

Date: August 15, 2007

EXHIBITS

(a)(1)(A)	Offer Document/Prospectus, dated August 6, 2007 (incorporated by reference to Barclays Registration Statement on Form F-4 (No. 333-143666), as amended, filed with the Securities and Exchange Commission on August 3, 2007 (as amended, the “Form F-4”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 of the Form F-4).
(a)(1)(C)	Form of Deed of Transfer — Primary Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.3 of the Form F-4).
(a)(1)(D)	Form of Deed of Transfer — Alternate Exchange (ABN AMRO ordinary shares) (incorporated by reference to Exhibit 99.4 of the Form F-4)
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 of the Form F-4).
(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.6 of the Form F-4).
(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated by reference to Exhibit 99.7 of the Form F-4).
(a)(4)(A)	Incorporated by reference herein as Exhibit (a)(1)(A).
(a)(5)(i)	Press release related to announcement that Barclays is in preliminary discussions with ABN AMRO Holding N.V., dated March 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 19, 2007).
(a)(5)(ii)	Press release related to outline of preliminary discussions between Barclays and ABN AMRO, dated March 20, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 20, 2007).
(a)(5)(iii)	John Varley’s letter to colleagues updating them on the Barclays and ABN AMRO discussions, dated March 22, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 23, 2007).
(a)(5)(iv)	John Varley’s letter to colleagues explaining why it’s right to look at ABN AMRO, dated March 27, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 27, 2007).
(a)(5)(v)	John Varley’s message regarding Naguib Kheraj, dated March 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on March 30, 2007).
(a)(5)(vi)	Barclays and ABN AMRO announce extension of exclusivity period, dated April 17, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 17, 2007).
(a)(5)(vii)	John Varley’s letter to colleagues on the progress of discussions with ABN AMRO, dated April 18, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 18, 2007).
(a)(5)(viii)	Bob Diamond’s message on the recommended merger of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(ix)	Press release announcing agreement on terms of merger, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 23, 2007).
(a)(5)(x)	Investor presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xi)	Project Pegasus questions and answers regarding the proposed combination, (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xii)	Presentation on the combination of Barclays and ABN AMRO, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiii)	John Varley’s message on the importance of staying focused (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xiv)	John Varley’s message on the proposed Amsterdam headquarters (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xv)	John Varley’s message on the growth opportunity (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvi)	John Varley’s message on the potential impact on jobs (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xvii)	John Varley’s questions and answers on rationale for the deal (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xviii)	John Varley’s message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).
(a)(5)(xix)	John Varley’s letter to colleagues on announcement of agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 24, 2007).

(a)(5)(xx)	BGI employees’ message and Bob Diamond message (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxi)	Presentation on Barclays and ABN AMRO’s proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxii)	Frits Seegers’ letter to colleagues on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiii)	Tomas L. Kalaris message on the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxiv)	John Varley’s letter to colleagues on the Royal Bank of Scotland announcement (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 25, 2007).
(a)(5)(xxv)	Statement on Barclays annual general meeting (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxvi)	Steve Boysen’s letter to colleagues relating to the proposed merger (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxvii)	Project Pegasus key messages, dated April 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxviii)	Presentation by John Varley, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 27, 2007).
(a)(5)(xxix)	Chairman’s and Chief Executive’s statements from annual general meeting, dated April 26, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxx)	Announcement to shareholders regarding Barclays agreement to merge with ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on April 30, 2007).
(a)(5)(xxxi)	Transcript of analyst and investor conference related to the combination, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 1, 2007).
(a)(5)(xxxii)	Barclays announcement following the Dutch Enterprise Court’s ruling affecting ABN AMRO Bank N.V.’s contract to sell LaSalle Bank Corporation to Bank of America, dated May 3, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 3, 2007).
(a)(5)(xxxiii)	Amicus National comments further on Barclays and ABN AMRO talks, dated April 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxiv)	International press review on Barclays and ABN AMRO, dated April 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxv)	Transcript from shareholder helpline recording (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvi)	John Varley’s letter to colleagues regarding the Dutch Enterprise Chamber’s ruling, dated May 4, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxvii)	Questions and answers on the impact of the proposed merger on your share awards (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 4, 2007).
(a)(5)(xxxviii)	Letter to BGI clients (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 11, 2007).
(a)(5)(xxxix)	John Varley conference speech at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xl)	Presentation by John Varley at the UBS Global Financial Services Conference, dated May 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xli)	Presentation to corporate responsibility report launch, dated May 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xlii)	Globe transaction article related to the facts of ABN AMRO (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 18, 2007).
(a)(5)(xliii)	Announcement related to the 30 day announcement of Barclays recommended merger with ABN AMRO, dated May 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 24, 2007).
(a)(5)(xliv)	John Varley letter to colleagues relating to updating the stock market on Barclays financial performance in the first quarter 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 25, 2007).
(a)(5)(xlv)	John Varley letter to colleagues relating to the consortium’s proposed offer for ABN AMRO, posted on Barclays Group intranet, dated May 29, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).
(a)(5)(xlvi)	Transcript of conference call relating to Barclays first quarter 2007 trading update, dated May 24, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 29, 2007).

(a)(5)(xlviii)	John Varley’s letter to colleagues regarding the timetable, dated May 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on May 31, 2007).
(a)(5)(xlix)	Announcement related to the pre-acquisition and regulatory filings, dated June 12, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 12, 2007).
(a)(5)(l)	Presentation by Chris Lucas on reaping the rewards of an international strategy at the Goldman Sachs European Financials Conference, dated June 14, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 14, 2007).
(a)(5)(li)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lii)	John Varley letter to colleagues related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).
(a)(5)(liii)	Press release related to commitments to employees and trade unions, dated June 28, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 28, 2007).
(a)(5)(liv)	Offer Update Announcement, dated July 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 2, 2007).
(a)(5)(lv)	John Varley letter to colleagues related to regulatory filings, dated July 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 6, 2007).
(a)(5)(lvi)	John Varley letter to colleagues related to the Dutch Supreme Court’s ruling, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lvii)	John Varley letter to colleagues related to an update on offer, dated July 16, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 16, 2007).
(a)(5)(lviii)	John Varley letter to colleagues related to an update on offer, dated July 19, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 19, 2007).
(a)(5)(lix)	Bob Diamond letter to colleagues related to growth and half-year results, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lx)	John Varley letter to colleagues related to the proposed ABN AMRO merger and the corporate logo, dated June 21, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on June 21, 2007).
(a)(5)(lxi)	John Varley letter to colleagues related to the new investors and revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxii)	John Varley slide presentation to analysts, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxiii)	Senior leader talking points, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxiv)	Press release related to revised offer, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxv)	Analyst presentation transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 23, 2007).
(a)(5)(lxvi)	Press conference transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 24, 2007).
(a)(5)(lxvii)	Conference call transcript, dated July 23, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 25, 2007).
(a)(5)(lxviii)	Press release related to revised offer, dated July 30, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 30, 2007).
(a)(5)(lxix)	John Varley letter to colleagues related to ABN AMRO recommendation, dated July 31, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on July 31, 2007).
(a)(5)(lxx)	John Varley letter to colleagues related to interim results, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 2, 2007).
(a)(5)(lxxi)	Analysts conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxii)	Wires conference call transcript dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 3, 2007).
(a)(5)(lxxiii)	Press release announcing commencement of offer, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxiv)	Media conference call transcript, dated August 2, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).

(a)(5)(lxxv)	Q&A script for call centres for ABN shareholders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxvi)	John Varley letter to colleagues related to interim results, dated August 6, 2007 (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxvii)	Q&A script for call centres for ABN ADS holders (incorporated herein by reference to the filing made by Barclays pursuant to Rule 425 on August 6, 2007).
(a)(5)(lxxviii)	Dutch offer memorandum, U.K. prospectus of Barclays PLC, Dutch prospectus of Barclays (Netherlands) N.V., circular to shareholders of Barclays PLC, each dated August 6, 2007, summary newspaper advertisement, dated August 7, 2007, and proxy forms for shareholders of Barclays PLC and questions and answers for shareholders of Barclays PLC (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 7, 2007)
(a)(5)(lxxix)	Questions and answers about the proposed merger (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 7, 2007)
(a)(5)(lxxx)	Investor presentation, dated August 8, 2007 (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 10, 2007)
(a)(5)(lxxxi)	Press release regarding receipt of DNB consent for merger with ABN AMRO (incorporated by reference to the filing made by Barclays pursuant to Rule 425 on August 13, 2007)
(a)(5)(lxxxii)	Press release regarding issue of shares to China Development Bank and Temasek (incorporated by reference to filing made by Barclays pursuant to Rule 425 on August 15, 2007)
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Merger Protocol, dated April 23, 2007, between ABN AMRO Holding N.V. and Barclays PLC, as amended by the Merger Protocol Amendment Letter, dated July 23, 2007, the Merger Protocol Amendment Letter, dated July 30, 2007 and the Letter Agreement, dated August 3, 2007 (incorporated by reference to Exhibit 2.1 of the Form F-4 ).
(d)(2)	Form of Co-operation Agreement between Barclays, Barclays Investments (Netherlands), the Nominee and Barclays (Netherlands) (incorporated by reference to the Statement)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)(1)	Opinion of Sullivan & Cromwell LLP with respect to material US tax consequences of the transaction (incorporated by reference to Exhibit 8.1 of the Form F-4).
(h)(2)	Opinion of Clifford Chance LLP with respect to material UK and Dutch tax consequences of the transaction (incorporated by reference to Exhibit 8.2 of the Form F-4).